UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D/A
             Under the Securities Exchange Act of 1934
                        (Amendment No. 4)*


                      THE TURNER CORPORATION
                         (Name of Issuer)

                           COMMON STOCK
                  (Title of Class of Securities)

                             900273103
                          (CUSIP Number)

   George J. Records, Midland Financial Co., 501 West I-44 Road,
             Oklahoma City, OK 73118   (405) 840-7640
    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                         October 31, 1997
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note:  Six copies of this statement,  including  all  exhibits,  should  be
filed  with  the  Commission.   See Rule 13d-1(a) for other parties to whom
copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900273103


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Records Co., A Limited Partnership
     IRS #73-1470906

2.   Check the Appropriate Box if a Member of a Group:    (a) [ ]
                                                          (b) [ ]

3.   SEC Use Only:


4.   Source of Funds:

     Not applicable

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):                           [ ]


6.   Citizenship or Place of Organization:

     Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   Sole Voting Power:

     268,335

8.   Shared Voting Power:


9.   Sole Dispositive Power:

     268,335

10.  Shared Dispositive Power:


11.  Aggregate Amount Beneficially owned by Each Reporting Person:

     268,335

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares:                                                [ ]

13.  Percent of Class Represented by Amount in Row (11):

     5.1%

14.  Type of Reporting Person:

     PN
-------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     G. J. Records, Jr.
     SS No. 443 46 9774

2.   Check the Appropriate Box if a Member of a Group:    (a) [ ]
                                                          (b) [ ]

3.   SEC Use Only:


4.   Source of Funds:

     Not applicable


5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):                           [ ]


6.   Citizenship or Place of Organization:

     Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   Sole Voting Power:

     132,165

8.   Shared Voting Power:


9.   Sole Dispositive Power:

     132,165

10.  Shared Dispositive Power:


11.  Aggregate Amount Beneficially owned by Each Reporting Person:

     132,165

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11):

     2.5%

14.  Type of Reporting Person:

     IN

--------------------------------------

Item 1.   Security and Issuer.

     This Schedule 13D relates to the common stock ("Common Stock") of The Turner Corporation, whose principal executive offices are at 375 Hudson Street, New York, New York 10014.

Item 2.   Identity and Background.

     This statement is being filed jointly by The Records Co., A Limited Partnership (the "Partnership"), an Oklahoma limited partnership, and G.J. Records, Jr. George J. Records and his wife Nancy J. Records are the general partners of the Partnership (the "General Partners"), and George J. Records is the managing general partner (the "Managing General Partner") of the Partnership. The business address of the Partnership, the General Partners and G.J. Records, Jr. is c/o Midland Financial Co., 501 West I-44 Road, Oklahoma City, Oklahoma 73118. The principal occupation of George J. Records is Chairman of the Board of Midland Financial Co., and Mrs. Records manages personal investments. G.J. Records, Jr. is President and Chief Executive Officer of MidFirst Bank and President of Midland Financial Co.

     Neither the Partnership, either of the General Partners nor G.J. Records, Jr. has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Partnership, either of the General Partners nor G.J. Records, Jr. has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the General Partners and G.J. Records, Jr. is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     On October 31, 1997, the Managing General Partner revoked the Appointment of Proxy pursuant to which G.J. Records, Jr. had the sole power to vote the shares of Common Stock owned by the Partnership. Also on October 31, 1997, G.J. Records, Jr. withdrew as a limited partner of the Partnership. In connection with such withdrawal and as part of his distributive share of the Partnership, G.J. Records, Jr. received from the Partnership 132,165 shares of Common Stock.

Item 4.   Purpose of Transaction.

     G.J. Records, Jr. desired to hold directly the assets of the Partnership which were attributable to his limited partner interest in the Partnership, including shares of Common Stock. G.J. Records, Jr. has agreed to serve as a director of The Turner Corporation. The Partnership has no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of this item.

Item 5.   Interest in Securities of the Issuer.

          (a)(b) As of October 31, 1997, the aggregate amount of Common Stock beneficially owned by the Partnership is 268,335 shares, which represent approximately 5.1% of the 5,289,773 shares believed to be outstanding. The Managing General Partner has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of such shares.

          The aggregate amount of Common Stock beneficially owned by G.J. Records, Jr. as of October 31, 1997 is 132,165 shares, or 2.5% of such outstanding shares. G.J. Records, Jr. has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of such shares.

          (c) Other than the transfer of shares from the Partnership to G.J. Records, Jr. on October 31, 1997, as described in Item 3, neither the Partnership nor G.J. Records, Jr. has engaged in any transactions in the Common Stock within the past sixty days.

          (d)  Not applicable.

          (e) G.J. Records, Jr. ceased to be the beneficial owner of more than 5% of the Common Stock on October 31, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The pledge of the shares of Common Stock owned by the Partnership was described in the original Schedule 13D of the Partnership.

Item 7.   Material to be Filed as Exhibits.

          None.



                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 4,  1997                THE RECORDS CO., A LIMITED PARTNERSHIP


                              By GEORGE J. RECORDS
                                 George J. Records
                                 Managing General Partner


                                 G.J. RECORDS, JR.
                                 G.J. Records, Jr.